UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Bogotá D.C., May 23, 2018

MATERIAL INFORMATION

Superintendency of Industry and Commerce authorizes joint venture between CAE

International Holdings Limited and Avianca Holdings S.A.

Avianca Holdings S.A. informs that on May 22, 2018, the Colombian Superintendency of Industry and Commerce authorized a joint venture between Avianca Holdings S.A. and CAE International Holdings Limited to provide training services for civil and commercial pilots and copilots.

In light of this authorization, the parties will proceed to negotiate a final joint venture agreement. The agreement will contain the details of Avianca Holdings S.A.’s investment as well as the commercial conditions that will govern the relationship between Avianca Holdings S.A. and CAE International Holdings Limited.

The joint venture agreement is still being negotiated among the parties and has not been executed as of the date of this report. If a final agreement among the parties is reached and all the conditions precedents set forth therein are fulfilled, Avianca will inform the market as required by applicable law.

For further information please contact:

Investor Relation Office

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo

	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel